

07069739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SEC MAIL RECEIVED PROCESSING
JUN 2 8 2007
WASH. D.C. 186 SECTION

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **1-8590**

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, P. O. Box 7000, El Dorado, Arkansas   **71731-7000**
(Address of issuer's principal executive office)   (Zip Code)

PROCESSED
JUL 0 5 2007
THOMSON
FINANCIAL

Thrift Plan for Employees of Murphy Oil Corporation

Table of Contents

All other supplemental schedules required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under
the Employee Retirement Income Security Act of 1974 are omitted,
as they are inapplicable or not required.



Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
June 27, 2007

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040   Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040   Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172   Fax 870 534-2146

bkd.com

Beyond Your Numbers

An independent member of
Moores Rowland International   mri

Thrift Plan for Employees of Murphy Oil Corporation
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets		
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 174,484,030	171,971,775

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Beneficial interest in the net investment income of Master Trust (see Note 2)	$ 8,811,809
Contributions	
Employer, net of forfeitures	2,355,197
Employee	5,614,933
Rollover from other plans	273,931
Total contributions	8,244,061
Benefits paid directly to participants	(15,088,507)
Net change for the year	1,967,363
Transfer of assets from Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363 and International Union of Operating engineers, AFL-CIO, Local No. 305	544,892
Net assets available for benefits at beginning of year	171,971,775
Net assets available for benefits at end of year	$ 174,484,030

See accompanying notes to financial statements, page 6.

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.
   A. Murphy Oil Corporation.
   B. Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than (1) an employee represented by United Steelworkers of America, AFL-CIO, Local No. 8363, (2) an employee represented by International Union of Operating Engineers, AFL-CIO, Local No. 305, or (3) a retail store based employee of Murphy Oil USA, Inc.
   C. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.
   A. Salary Deferral Account – participant's allotments up to a maximum of 8% of base pay for the year, except that if annualized salary was less than $90,000, a maximum of 25% of base pay for non-highly compensated employees, but not to exceed $15,000 annually in 2006.
   B. Matching Employer Contribution Account – Company contributions based on the participant's allotments (up to a maximum of 5% of base pay) to the Salary Deferral Account and calculated as 50% of such allotments during the first five years of participation, 75% during the second five years and 100% thereafter.
   C. Employee Contribution Account – participant's after-tax allotments up to a maximum of 5% of base pay for the year, except that if annualized salary was less than $90,000, a maximum of 10% of base pay.
   D. Deductible Contribution Account – participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
   E. Minimum 401(K) Contribution Account – participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
   F. Rollover Account – contributions made by an employee from a prior qualified plan.

G. Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3). A vested participant may redirect this investment to the other options described in Note 3. Participation in this account became frozen as of September 1, 2003. Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed. The last Company discretionary contribution was made as of September 30, 2004.

H. Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,000 for 2006.

Each participant's account is credited with the participant's contribution and allocations of (*a*) the Company's contribution and (*b*) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant is vested in Company contributions upon: completion of 36 months (12 months for Discretionary Employer contributions) of employment, retirement on or after age 65, death, permanent disability or discontinuance of the Plan. Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A vested participant may withdraw from the Matching Employer Contribution ("Matching Employer") Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance). After a total withdrawal from the Matching Employer Account, a participant is not eligible for reinstatement of Company contributions until 12 months later; for a partial withdrawal, the suspension period is six months, and no other Matching Employer withdrawal may be made until at least 12 months after the most recent withdrawal. A participant may continue allotments to the Salary Deferral Account without interruption after a withdrawal from the Matching Employer Account.

A withdrawal from either a Salary Deferral Account, Catch-up Contribution Account or a Rollover Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. In addition, a nonvested participant may only withdraw his/her Salary Deferral Account allotments without any adjustment for subsequent increases in value and forfeits Company contributions to the Matching Employer Contribution Account. After a hardship withdrawal from a Salary Deferral Account, participation in the Plan is suspended for 12 months.

A withdrawal from an Employee Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Deductible Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(K) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans at December 31, 2006 range from 4.0% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 5% of the participant's base pay. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time. In the event of Plan termination, participants become fully vested in their Matching Employer Contribution Accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Deltic Timber Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of three other plans sponsored by Murphy. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee. The Master Trust had no nonparticipant-directed investments related to the Plan except insignificant Discretionary Employer Contributions initially invested in the Murphy Stock Fund for a period up to twelve months. The participant may redirect this investment to all other investment options after completion of twelve months of employment. The following table presents the net assets of the Master Trust at December 31, 2006 and 2005 by type of investment.

	2006	2005
Investments at fair value		
Common Stock		
Murphy	$ 48,224,971	54,842,286
Deltic	820,914	816,691
Total common stock	49,045,885	55,658,977
Loans to participants	2,711,828	3,144,558
Common/collective trust	69,323,516	72,941,210
Registered investment companies	78,671,137	66,211,103
Cash	1,140,502	1,066,983
Other	(239,825)	(202,726)
Net assets	$200,653,043	198,820,105

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2006 and 2005 were as follows.

Plan Name	2006	2005
Thrift Plan for Employees of Murphy Oil Corporation	$174,484,030	171,971,775
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	15,243,472	16,018,486
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	9,123,145	9,743,087
Profit Sharing Plan for Employees of Murphy Oil Corporation	1,802,396	1,086,757
Net assets	$200,653,043	198,820,105

The net increase in the net assets of the Master Trust for the year ended December 31, 2006, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income	
Dividends and interest	$ 6,363,853
Participant loan interest	162,783
Net appreciation (depreciation) in market value of investments	
Murphy common stock	(2,071,020)
Other common stock	59,804
Registered investment companies	5,898,882
Total investment income	10,414,302
Administrative expenses	(60,917)
Net investment income	$ 10,353,385

The beneficial interests of the participating plans in the net investment income of the Master Trust for the year ended December 31, 2006 were as follows.

Plan Name	
Thrift Plan for Employees of Murphy Oil Corporation	$ 8,811,809
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	610,095
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	739,254
Profit Sharing Plan for Employees of Murphy Oil Corporation	192,227
Net investment income	$ 10,353,385

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. The common/collective trust fund is reported at contract value. The difference between the contract value and fair value of the Plan's interest in the common/collective trust fund is not material to the Plan's net assets available for benefits. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation on the sale of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

With respect to the Murphy Stock Fund and Deltic Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2006 and 2005, there was no outstanding balance related to this line of credit.

At December 31, 2006 and 2005, the Master Trust had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II), the Fidelity Fund, the common stock of Murphy, and the Fidelity Balanced Fund. The Fidelity Fund and the Fidelity Balanced Fund are established mutual funds sponsored by a highly regarded investment management company. MIP II is a common/collective trust sponsored by FMTC. The future value of the investment in Murphy common stock will depend on the future well-being of Murphy, the petroleum industry and the overall U.S. economy. Historically, the Master Trust has not incurred any credit-related losses.

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Master Trust as of December 31, 2006 and 2005.

	2006	2005
Managed Income Portfolio II, common/collective trust, 69,323,515 units and 72,941,210 units, respectively	$ 69,323,515	72,941,210
Murphy common stock fund, 948,377 shares and 1,015,786 shares, respectively	49,100,085	55,681,047
Fidelity Fund, registered investment company, 635,804 units and 724,072 units, respectively	22,787,225	23,039,990
Fidelity Balanced Fund, registered investment company, 772,848 units and 659,146 units, respectively	15,016,443	12,365,582

3. Investment Options

In 2006, each Plan participant could have invested in one or more of twenty-five investment options within the Master Trust. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Deltic Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotments, Company contributions or account balance transfers must be at least the greater of 1% of the account balance or $250, or any higher multiple of 1%.

The Fidelity Fund is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth while also pursuing current income. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FCAF] is a growth mutual fund, investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FCAF is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares held.

The Fidelity Dividend Growth Fund [FDGF] is a growth mutual fund managed by FMRC and is invested in stocks of medium to large companies that have the potential to either increase their dividends or start paying dividends. The goal of FDGF is to increase its value over the long term through capital growth.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 20% of its assets in domestic equity funds, 35% investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. The goal of the FFIF is to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

The Fidelity Freedom 2000 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 26% of its assets in domestic equity funds, 1% in international equity funds, 33% in investment grade fixed income funds, 2% in high yield fixed-income funds and 38% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for investors expected to have retired around the year 2000.

The Fidelity Freedom 2005 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 40% of its assets in domestic equity funds, 7% in international equity funds, 36% in investment grade fixed income funds, 5% in high yield fixed income funds and 12% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those expected to have retired around the year 2005.

The Fidelity Freedom 2010 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 41% of its assets in domestic equity funds, 8% in international equity funds, 37% in investment grade fixed income funds, 5% in high yield fixed income funds and 9% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2010.

The Fidelity Freedom 2015 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 49% of its assets in domestic equity funds, 10% in international equity funds, 30% in investment grade fixed income funds, 7% in high yield fixed income funds, and 4% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2015.

The Fidelity Freedom 2020 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 57% of its assets in domestic equity funds, 12% in international equity funds, 23% in investment grade fixed income funds, and 8% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2020.

The Fidelity Freedom 2025 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 61% of its assets in domestic equity funds, 13% in international equity funds, 19% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2025.

The Fidelity Freedom 2030 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 68% of its assets in domestic equity funds, 15% in international equity funds, 10% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2030.

The Fidelity Freedom 2035 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 68% of its assets in domestic equity funds, 15% in international equity funds, 9% in investment grade fixed income funds and 8% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2035.

The Fidelity Freedom 2040 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 69% of its assets in domestic equity funds, 16% in international equity funds, 5% in investment grade fixed income funds and 10% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2040.

The Fidelity Freedom 2045 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 69% of its assets in domestic equity funds, 20% in international equity funds, 10% in high yield fixed income funds and 1% in investment grade fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2045.

The Fidelity Freedom 2050 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 70% of its assets in domestic equity funds, 20% in international equity funds and 10% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2050.

The CRM Mid Cap Value Fund [CRMMCVF] is a mid cap mutual fund that invests at least 80% of its total assets in U.S. equity securities of companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMCVF is to provide long-term capital appreciation.

The Deltic Stock Fund [DSF], which is managed by FMTC, is a unitized fund comprised predominately in the common stock of Deltic Timber Corporation [Deltic] and a small cash component used to facilitate participant transactions. Deltic was wholly owned by Murphy prior to December 31, 1996, when Murphy's stockholders received Deltic's common stock in a spin-off transaction. This investment in Deltic stock resulted from the spin-off to Murphy stock held by the Master Trust. A participant may direct that all or part of his/her DSF account be either transferred to another option or withdrawn but cannot direct any allotments, Company contributions or transfers from other options to DSF.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. The effective yield of the common/collective trust fund was 4.08% for the year ended December 31, 2006. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company, Newport Beach, California, and is invested in all types of bonds including U.S. government, corporate, mortgage and foreign; the average portfolio duration is three to six years, including both short-term and long-term maturity investments. The goal of PTRF is to provide a total return that exceeds general bond market indices.

The Royce Low-Priced Stock Fund [RLPSF] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that invests in companies that are trading for less than $25 per share at the time of purchase. The goal of RLPSF is to provide long-term capital growth.

The Dreman High Return Equity Fund [DHREF] is a value mutual fund managed by Deutsche Investment Management Americas, Inc. At least 80% of its assets are invested in common stocks of large U.S. companies believed to be undervalued. The goal of DHREF is to provide a high rate of total return.

The Spartan Extended Market Index Fund [SEMIF] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Wilshire 4500 Equity Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of SEMIF is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the ending value of SEMIF shares held.

The Spartan U. S. Equity Index Fund [SUSEIF] is a growth and mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of SUSEIF is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4. Plan Investments

The following table represents the fair value of the Plan's interest in the individual investment funds held under the Murphy Oil Corporation Master Trust which exceed 5% of the Plan's net assets as of December 31, 2006 and 2005:

	2006	2005
Managed Income Portfolio II	$ 63,208,140	65,891,157
Murphy Stock Fund	42,608,190	48,883,126
Fidelity Fund	18,612,903	18,973,541
Fidelity Balanced Fund	12,928,883	10,133,132

5. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Deltic Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Master Trust paid $60,917 in trustee and administrative fees to FMTC and FIIOC in 2006. Several brokers who are also affiliates of FMTC bought or sold securities for the Master Trust in 2006; fees paid directly to affiliated brokers were $9,306. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust. A favorable determination letter dated May 31, 2005 was received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2006 and 2005.

8. Plan Amendments

The Plan was amended to provide for a cost of living increase in benefits to be paid to participants effective January 1, 2006 and to reflect reduction of the involuntary cash out limit prior to normal retirement age to $1,000.00.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue/ description of investment	Current value
Beneficial interest in Master Trust	$ 174,484,030

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION

Date: June 28, 2007   By: *Kelli M. Hammock/Jru*

Kelli M. Hammock
General Manager of Administration and
Chair of Employee Benefits Committee,
Murphy Oil Corporation



Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation

We consent to incorporation by reference in the Registration Statements, (Nos. 2-86749 and 2-86760) on Form S-8 of Murphy Oil Corporation of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation, as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil Corporation.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
June 27, 2007

END

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